UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of	May, 2009

Commission File Number	333-128780

NCL Corporation Ltd.

(Translation of registrant’s name into English)

7665 Corporate Center Drive, Miami, Florida 33126

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                 .

NCL Corporation Ltd.

NCL Corporation Ltd.

Consolidated Statements of Operations

(unaudited, in thousands)

	Three months ended March 31,
	2009	2008
Revenues
Passenger ticket revenues	$283,148	$358,534
Onboard and other revenues	141,307	153,039

Total revenues	424,455	511,573

Cruise operating expenses
Commissions, transportation and other	66,949	85,343
Onboard and other	35,436	45,006
Payroll and related	82,263	105,626
Fuel	32,528	67,162
Food	29,992	29,730
Other operating	63,082	68,907

Total cruise operating expenses	310,250	401,774
Marketing, general and administrative expenses	63,303	74,978
Depreciation and amortization expenses	37,984	39,756

Total operating expenses	411,537	516,508

Operating income (loss)	12,918	(4,935)

Non-operating income (expenses)
Interest income	348	289
Interest expense, net of capitalized interest	(25,412)	(47,712)
Other income (expenses), net	17,335	(92,655)

Total non-operating expenses	(7,729)	(140,078)

Net income (loss)	$5,189	$(145,013)

The accompanying notes are an integral part of these consolidated financial statements.

NCL Corporation Ltd.

Consolidated Balance Sheets

(unaudited, in thousands, except share data)

	March 31, 2009	December 31, 2008
Assets
Current assets:
Cash and cash equivalents	$151,436	$185,717
Restricted cash	3,923	4,004
Accounts receivable, net	5,895	6,047
Due from Affiliate, net	8,038	—
Inventories	28,943	29,494
Prepaid expenses and other assets	22,693	24,460

Total current assets	220,928	249,722

Property and equipment, net	3,856,652	4,119,222
Goodwill and tradenames	602,792	602,792
Other assets	75,376	75,405

Total assets	$4,755,748	$5,047,141

Liabilities and shareholders’ equity
Current liabilities:
Current portion of long-term debt	$2,867	$182,487
Accounts payable	39,790	70,412
Accrued expenses and other liabilities	251,741	278,213
Due to Affiliate, net	—	210,058
Advance ticket sales	283,634	250,638

Total current liabilities	578,032	991,808

Long-term debt	2,592,705	2,474,014
Other long-term liabilities	38,425	31,520

Total liabilities	3,209,162	3,497,342

Commitments and contingencies (Note 8)

Shareholders’ equity:
Ordinary shares, $.0012 par value; 25,000,000 shares authorized; 20,000,000 shares issued and outstanding	24	24
Additional paid-in capital	2,243,052	2,242,946
Accumulated other comprehensive (loss) income	(8,371)	137
Accumulated deficit	(688,119)	(693,308)

Total shareholders’ equity	1,546,586	1,549,799

Total liabilities and shareholders’ equity	$4,755,748	$5,047,141

The accompanying notes are an integral part of these consolidated financial statements.

NCL Corporation Ltd.

Consolidated Statements of Cash Flows

(unaudited, in thousands)

	Three months ended March 31,
	2009	2008
Cash flows from operating activities
Net income (loss)	$5,189	$(145,013)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization expenses	37,984	39,756
(Gain) loss on translation of debt	(17,067)	103,612
Loss on derivatives	799	—
Write-off of unamortized loan fees	—	6,788
Other	173	221
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable, net	152	(24,943)
Decrease in inventories	551	2,677
Decrease (increase) in prepaid expenses and other assets	2,843	(18,792)
Decrease in accounts payable	(30,622)	(36,848)
(Decrease) increase in accrued expenses and other liabilities	(28,915)	6,658
Increase in advance ticket sales	32,996	6,719

Net cash provided by (used in) operating activities	4,083	(59,165)

Cash flows from investing activities
Additions to property and equipment, net	(56,110)	(19,520)
Decrease (increase) in restricted cash	34	(72)

Net cash used in investing activities	(56,076)	(19,592)

Cash flows from financing activities
Repayments of long-term debt	(73,862)	(1,186,962)
Proceeds from long-term debt	30,000	309,000
Transactions with Affiliate, net	62,600	1,720
Contribution from Affiliate, net	—	948,276
Other	(1,026)	(579)

Net cash provided by financing activities	17,712	71,455

Net decrease in cash and cash equivalents	(34,281)	(7,302)
Cash and cash equivalents at beginning of period	185,717	40,291

Cash and cash equivalents at end of period	$151,436	$32,989

Supplemental disclosures (Note 11)

The accompanying notes are an integral part of these consolidated financial statements.

NCL Corporation Ltd.

Notes to Consolidated Financial Statements

(unaudited)

As used in this document, the terms “we,” “our,” “us” and “Company” refer to NCL Corporation Ltd. and its subsidiaries, which operate under two principal brand names, “Norwegian Cruise Line,” and “NCL America”. “NCLA” refers to NCL America Holdings, Inc. and its subsidiaries. “Star Cruises” refers to Star Cruises Limited and its affiliates. “Apollo” refers to Apollo Management L.P. and its affiliates, NCL Investment Ltd. and NCL Investment II Ltd. “TPG” refers to the entities TPG Viking I, L.P., TPG Viking II, L.P. and TPG Viking AIV III, L.P. “Affiliate(s)” refers to Star Cruises and/or Apollo.

1.	Basis of Presentation

The accompanying consolidated balance sheets as of March 31, 2009 and December 31, 2008 and the consolidated statements of operations and cash flows for the three months ended March 31, 2009 and 2008 are unaudited and, in our opinion, reflect all adjustments, consisting of normal recurring adjustments, necessary for a fair statement of the results for the periods presented.

Our operations are seasonal and results for interim periods are not necessarily indicative of the results for the entire fiscal year. Historically, demand for cruises has been strongest during the summer months. The interim consolidated financial information should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2008, which are included in our most recently filed Annual Report on Form 20-F.

Revenue and Expense Recognition

Revenues and expenses include taxes assessed by governmental authorities that are directly imposed on a revenue-producing transaction between a seller and a customer. The amounts included on a gross basis are $21.5 million and $20.6 million for the three months ended March 31, 2009 and 2008, respectively.

2.	Accounting Pronouncements

In April 2009, the Financial Accounting Standards Board (“FASB”) issued Staff Position 141(R)-1, “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies,” (“FSP 141(R)-1”) to address application issues regarding the accounting and disclosure provisions for contingencies in FASB Statement 141 (revised 2007), “Business Combinations”. FSP 141(R)-1 generally applies to assets acquired and liabilities assumed in a business combination that would be within the scope of FASB Statement 5, “Accounting for Contingencies,” if acquired or assumed outside of a business combination. The scope of FSP 141(R)-1 excludes, however, contingent assets and contingent liabilities subject to specific guidance in Statement of Financial Accounting Standards (“SFAS”) No. 141(R), such as indemnification assets, contingent consideration arrangements, and valuation allowances. FSP 141(R)-1 also replaces SFAS No. 141(R) guidance on the subsequent measurement and accounting for assets and liabilities arising from acquired contingencies with a requirement to develop a systematic and rational method to subsequently measure and account for assets and liabilities arising from contingencies. FSP 141(R)-1 became simultaneously effective January 1, 2009 with SFAS No. 141(R). The adoption of these provisions did not have a material impact on our consolidated financial statements, but will have an impact on the accounting for future business combinations.

In December 2008, the FASB issued Staff Position 132(R)-1 “Employers’ Disclosures about Postretirement Benefit Plan Assets,” (“FSP 132(R)-1”) which provides additional guidance on disclosures about plan assets of a defined benefit pension or other postretirement plan. FSP 132(R)-1 is effective for financial statements issued for fiscal years ending after December 15, 2009. The adoption of this interpretation will increase the disclosures in the financial statements related to the assets, if any, of our defined benefit pension plan.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities” (“SFAS No. 161”). SFAS No. 161 is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. SFAS No. 161 is effective for financial statements issued for our annual and interim periods beginning January 1, 2009. The disclosures are presented below. The adoption of SFAS No. 161 did not have a material impact on our consolidated financial statements.

3.	Derivatives Measured at Fair Value

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The hierarchy for inputs used in measuring fair value should maximize the use of observable inputs and minimize the use of unobservable inputs by requiring that the most observable inputs be used when available. Level 1, “quoted prices in active markets for identical assets/liabilities” are unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. Level 2, “significant other observable inputs” are used by market participants in pricing the asset or liability based on market data obtained from independent sources. Level 3, “significant unobservable inputs” reflects our assumptions about what we believe market participants would use in pricing the asset or liability based on the best information available. To the extent that the valuation is based on inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment.

The following table sets forth our derivatives which are financial liabilities that were measured at fair value as of March 31, 2009, categorized by input level in the fair value hierarchy (in thousands):

Fair Value as of March 31, 2009	Level 1	Level 2	Level 3
$ 54,789	$—	$54,789	$—

We are exposed to market risk attributable to changes in interest rates, foreign currency exchange rates and fuel prices. We attempt to minimize these risks through a combination of our normal operating and financing activities and through the use of derivative financial instruments. Our derivative instruments consist of an interest rate swap, foreign currency forward contracts, fuel swaps, and fuel derivative contracts (three-way collar contracts). We enter into interest rate swap agreements to modify our exposure to interest rate movements and to manage our interest expense. Our exposure to foreign currency exchange rate risk relates primarily to our ship-building contract and to our Euro-denominated debt. Our ship-building contract is denominated in Euro and any associated debt agreements are denominated in either U.S. dollars or Euro with certain conversion options. If denominated in Euro, our principal and interest payments for the debt will be payable in Euro, and will be subject to the exchange rate of the Euro at the time these payments are due. We enter into foreign currency forward contracts for these payments. Our exposure to market risk for changes in fuel prices relates to the consumption of fuel on our ships. We use fuel swaps to mitigate the financial impact of fluctuations in fuel prices. We also entered into fuel derivative contracts (three-way collar contracts) to economically hedge our forecasted fuel purchases. As of March 31, 2009, the notional amount of outstanding debt related to the interest rate swap was $400.0 million and the notional amount of the foreign currency forward contracts was $63.0 million. Also, as of March 31, 2009, the fuel swaps and fuel derivative contracts pertained to approximately 187.8 thousand metric tons of our projected fuel purchases.

Fair value of our derivative contracts is derived using valuation models that utilize the income valuation approach. These valuation models take into account the contract terms, as well as other inputs such as fuel types, fuel curves, exchange rates, creditworthiness of the counterparty and the Company, as well as other data points. The data sources utilized in these valuation models that are significant to the fair value measurement are Level 2 in the fair value hierarchy.

The fair value of derivatives not designated as hedging instruments for accounting purposes are included in accrued expenses and other liabilities in our consolidated balance sheet as of March 31, 2009 (in thousands):

Interest rate swap	$10,705
Foreign currency forward contracts	1,817
Fuel swaps	4,678
Fuel derivative contracts	37,589

Total derivatives not designated as hedging instruments	$54,789

We recognized the gain or loss in other income (expenses), net for the changes in fair value of derivatives not designated as hedging instruments in our consolidated statement of operations for the three months ended March 31, 2009 (in thousands):

Interest rate swap	$131
Foreign currency forward contracts	(2,921)
Fuel swaps	2,339
Fuel derivative contracts	(348)

Total derivatives not designated as hedging instruments	$(799)

4.	Foreign Currency

As of March 31, 2009 and 2008, we had long-term debt denominated in Euros totaling $313.6 million and $1.4 billion, respectively, based on the Euro/U.S. dollar exchange rates as of March 31, 2009 and 2008, respectively. For the three months ended March 31, 2009 and 2008, we had foreign currency translation gains (losses) of $15.4 million and ($92.5) million, respectively, primarily related to the translation of our Euro-denominated long-term debt to U.S. dollars. These translation amounts include the effects of our foreign currency forward contracts and were recorded as a component of other income (expenses), net in the consolidated statements of operations.

5.	Long-Term Debt

The transfer of Norwegian Sky to Star Cruises in January 2009 reduced the pledged collateral of our $300.0 million Senior Secured Term Loan and the $500.0 million Senior Secured Revolving Credit Facility (together, the “$800.0 million Facility”). As a result, total availability under the $800.0 million Facility was reduced by $195.2 million in January 2009. Availability under our senior secured revolving credit facilities as of March 31, 2009 was $2.1 million.

We amended certain terms of substantially all of our debt agreements which were reflected as of March 31, 2009. The amended terms include the extension of the maturity of the $800.0 million Facility from July 2010 to January 2012. Also, the amended terms include the deferral of principal amortization through December 2010, accelerated principal payments if we reach certain liquidity thresholds and certain other additional covenants.

In addition, the ranges of the increases in the applicable margins are as follows:

a)	$800.0 million Facility from 1.25% to 6.25% to January 2010, from 1.5% to 6.5% from January 2010 to July 2010 and 3.5% from July 2010 to January 2012;

b)	$610.0 million Senior Secured Revolving Credit Facility from 0.25% to 6.25% in 2009 and from 0.75% to 6.75% in 2010 through maturity;

c)	Euro 624.0 million (currently U.S. dollar-denominated) Norwegian Pearl and Norwegian Gem Revolving Credit Facility from 0.25% to 6.25% in 2009 and from 0.75% to 6.75% in 2010 through maturity;

d)	Euro 258.0 million (currently U.S. dollar-denominated) Pride of America Hermes loan and Euro 40.0 million (currently U.S. dollar-denominated) Pride of America Commercial Loan from 0.25% to 2.25% in 2009 and from 0.75% to 2.75% in 2010 through maturity;

e)	$334.1 million Norwegian Jewel Loan from 0.25% to 2.25% in 2009 and from 0.75% to 2.75% in 2010 through maturity; and

f)	Euro 308.1 million Pride of Hawai’i Loan from 0.25% to 1.50% in 2009 and from 0.75% to 2.00% in 2010 through maturity.

In April 2009, the amendments were finalized, and our shareholders contributed an aggregate of $100.0 million of equity.

Our debt agreements contain covenants that require us, among other things, to maintain a minimum level of liquidity, limit our net funded debt-to-capital ratio, maintain certain other ratios and restrict our ability to pay dividends. Our ships and substantially all other property and equipment are pledged as collateral for our debt. We were in compliance with these covenants as of March 31, 2009.

6.	Related Party Transactions

In January 2009, we transferred Norwegian Sky to Star Cruises per the terms of the Reimbursement and Distribution Agreement, which settled our $280.7 million liability to Star Cruises. We entered into an additional agreement with Star Cruises to charter-in Norwegian Sky through 2010.

In January 2009, we received $56.0 million from Star Cruises in connection with the terms of the Reimbursement and Distribution Agreement including reimbursement of payments in connection with the Hawaii restructuring.

7.	Employee Benefit Plans

Effective January 2009, we implemented the Norwegian Shipboard Retirement Plan (“Retirement Plan”) which computes benefits based on years of service, subject to eligibility requirements of the Retirement Plan. The Retirement Plan is unfunded with no plan assets. In the first quarter of 2009, we recognized a liability of $8.5 million for the projected benefit obligation. Changes in the projected benefit obligation are recognized to other comprehensive (loss) income.

8.	Commitments and Contingencies

(a)	Capital expenditures

As of March 31, 2009, we anticipate that capital expenditures will be approximately $169.7 million, $953.1 million and $70.0 million for the years ending December 31, 2009, 2010 and 2011, respectively, based on the Euro/U.S. dollar exchange rate as of March 31, 2009.

Norwegian Epic is under construction and will add approximately 4,200 berths to our fleet with anticipated delivery in the second quarter of 2010. The aggregate cost of Norwegian Epic, based on the Euro/U.S. dollar exchange rate as of March 31, 2009, is approximately $1.2 billion. As of March 31, 2009, we have capitalized costs of $198.5 million for Norwegian Epic and the remaining cost is subject to fluctuations in the Euro/U.S. dollar exchange rate.

(b)	Material litigation

(i)	In May 2003, an explosion in the boiler room onboard S/S Norway resulted in the death of eight crew members and the injury of approximately 20 other crew members. On May 2, 2008, an agreement was reached with the United States Attorney’s Office for the Southern District of Florida and on May 21, 2008, Norwegian Cruise Line Limited (“NCLL”) as the owner/operator of the S/S Norway at the time of the incident, pled guilty to a violation of Title 46, United States Code, Section 2302(b), a misdemeanor, and was ordered to pay a fine of $1.0 million which was paid on May 27, 2008, and restitution in the amount of $13.8 million which was covered by insurance and paid in prior years to those crew members involved in the incident. As part of the plea, a subsequent hearing on additional restitution was held, and the Court awarded $7.7 million of restitution which was paid in September 2008. NCL (Bahamas) Ltd., as operator of two of the vessels formerly owned and operated by NCLL, has as well, agreed to enter into a civil Consent Judgment with the United States Attorney’s Office for the Southern District of Florida and will assume legal responsibility for carrying out certain procedural and safety reviews under the auspices of an independent consultant. In April 2009, the fleet safety review was completed by the independent consultant and a report was turned over to the United States Attorney’s Office. It contained no adverse findings of significance.

(ii)	On June 16, 2006, a complaint was filed against us in the Circuit Court of Miami-Dade County, Florida, alleging breach of contract and fraudulent misrepresentation stemming from two 2004 charter sailings of Pride of Aloha. We believe that we have meritorious defenses to these claims and, accordingly, are defending vigorously this action.

(iii)	The office of the Attorney General for the State of Florida is conducting an antitrust violation investigation into the Company’s implementation of its passenger fuel supplement in 2007. We are cooperating with this investigation.

(iv)	On May 20, 2008, we were served with a complaint in the Circuit Court of Miami-Dade County, Florida, by a former shipboard concessionaire for fraudulent inducement, equitable or promissory estoppel and breach of contract in connection with the termination of a shipboard concessionaire agreement. We believe that we have meritorious defenses to these claims and, accordingly, are defending vigorously this action.

(v)	In the normal course of our business, various other claims and lawsuits have been filed or are pending against us. Most of these claims and lawsuits are covered by insurance and, accordingly, the maximum amount of our liability is typically limited to our deductible amount. Nonetheless, the ultimate outcome of these claims and lawsuits that are not covered by insurance cannot be determined at this time. We have evaluated our overall exposure with respect to all of our threatened and pending litigation and to the extent required, we have accrued amounts for all estimable probable losses associated with our deemed exposure. We are currently unable to estimate any other potential contingent losses beyond those accrued, as discovery is not complete nor is adequate information available to estimate such range of loss or potential recovery. As discussed above, we intend to vigorously defend our legal position on all claims and, to the extent necessary, seek recovery.

(c)	Other

Certain contracts we enter into include indemnification provisions that obligate us to make payments to the counterparty if certain events occur. The indemnification clauses are often standard contractual terms that are entered into in the normal course of business. There are no stated or notional amounts included in the indemnification clauses and we are not able to estimate the maximum potential exposure, if any, under these indemnification clauses. We have not been required to make any payments under such clauses in the past, and as of March 31, 2009 none are pending.

(d)	Credit card processors

Our credit card processors have required collateral based on a reasonable level of advanced credit card sales which are processed in the normal course of our business. As of March 31, 2009, an aggregate of $27.1 million of such collateral is included in “other assets” in our consolidated balance sheet. We will present additional collateral in the form of cash and/or letter of credit. In addition, we will provide second liens on certain of our ships as additional collateral.

9.	Comprehensive Income (Loss)

Comprehensive loss includes net income (loss) and changes in the fair value of derivative instruments that qualify as cash flow hedges as well as changes in the projected benefit obligation of our Retirement Plan. The cumulative changes in fair value of the derivatives are deferred and recorded as a component of accumulated other comprehensive (loss) income until the hedged transactions are realized and recognized in earnings. Comprehensive loss was as follows (in thousands of dollars):

	Three months ended March 31,
	2009	2008
Net income (loss)	$5,189	$(145,013)
Changes related to the projected benefit obligation	(8,371)	—
Changes related to cash flow derivative hedges	—	(918)

Comprehensive net loss	$(3,182)	$(145,931)

10.	Insurance Award

In March 2008, we received proceeds in connection with an insurance reimbursement. Accordingly, we recorded $2.8 million as income in other operating expenses in our consolidated statement of operations for the three months ended March 31, 2008.

11.	Supplemental Cash Flow Information

For the three months ended March 31, 2009, we had non-cash financing activities of $280.7 million in connection with the transfer of Norwegian Sky to Star Cruises. We also had $8.5 million of non-cash activities in connection with our Retirement Plan (see Note 7 “Employee Benefit Plans”). For the three months ended March 31, 2008, we had non-cash financing activities of $475.6 million in amounts due to Star Cruises in connection with the Reimbursement and Distribution Agreement.

12.	Subsequent Event

In April 2009, we increased our authorized share capital from $30,000 to $48,000 by authorizing 15,000,000 additional ordinary shares of $.0012 each, resulting in an aggregate authorized share capital of 40,000,000 ordinary shares of $.0012 each. Following such increase, we received $100.0 million from our shareholders and issued 1,000,000 additional ordinary shares of $.0012 each to our shareholders pro-rata in accordance with their percentage ownership resulting in an aggregate 21,000,000 ordinary shares of $.0012 each issued and outstanding.

As of April 30, 2009, our shareholders and their share ownership are:

Shareholder	Number of Shares	Percentage Ownership
Star Cruises (1)	10,500,000	50.0%
Apollo (2)	7,875,000	37.5%
TPG (3)	2,625,000	12.5%

(1)	Star Cruises owns its ordinary shares indirectly through Star NCLC Holdings Ltd., a Bermuda wholly-owned subsidiary.
(2)	Apollo affiliates, NCL Investment Ltd., a Bermuda company, and NCL Investment II Ltd., a Cayman Islands company, own 2,795,968 and 5,079,032 ordinary shares, respectively.
(3)	TPG Viking I, L.P., a Cayman Islands limited partnership, TPG Viking II, L.P., a Cayman Islands limited partnership, and TPG Viking AIV III, L.P., a Delaware limited partnership, own 1,957,525, 576,118 and 91,357 ordinary shares, respectively.

NCL Corporation Ltd.

Management’s Discussion and Analysis

of Financial Condition and Results of Operations

Certain statements under this caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and elsewhere in this report on Form 6-K, constitute “forward-looking” statements under the Private Securities Litigation Reform Act of 1995. Many, but not all, of these statements can be found by looking for words like “expect,” “anticipate,” “goal,” “project,” “plan,” “believe,” “seek,” “will,” “may,” “forecast,” “estimate,” “intend” and “future,” and for similar words. “Forward-looking” statements do not guarantee future performance and may involve risks, uncertainties and other factors which could cause our actual results, performance or achievements to differ materially from the future results, performance or achievements expressed or implied in those “forward-looking” statements. Examples of these risks, uncertainties and other factors include, but are not limited to:

•

the impact of changes in the global credit markets on our ability to borrow and counterparty credit risks, including those under our credit facilities, derivative instruments, contingent obligations, insurance contracts and new ship progress payment guarantees;

•	the ability to obtain financing and/or insurance coverage on terms that are favorable or consistent with our expectations;

•	the continued availability under our credit facilities and compliance with our covenants;

•	changes in cruise capacity, as well as capacity changes in the overall vacation industry;

•	the introduction of competing itineraries and other products by other companies;

•	changes in general economic, business and geo-political conditions;

•

adverse economic conditions that may affect consumer demand for cruises such as higher unemployment rates, fuel price increases, declines in the securities and real estate markets, and declines in disposable income and consumer confidence;

•	adverse events impacting the security of travel that may affect consumer demand for cruises such as terrorist acts, acts of piracy, armed conflict and other international events;

•	the lack of acceptance of new itineraries, products or services by our targeted customers;

•	our ability to implement brand strategies and our shipbuilding programs, and to continue to expand our brands and business worldwide;

•	the costs of new initiatives;

•	changes in interest rates, fuel costs, or foreign currency rates;

•

increases in our future fuel expenses related to implementing recently approved International Maritime Organization regulations, which require the use of higher priced low sulfur fuels in certain cruising areas;

•	the delivery schedules and estimated costs of new ships on terms that are favorable or consistent with our expectations;

•	the risks associated with operating internationally;

•	the impact of the spread of contagious diseases;

•

accidents and other incidents affecting the health, safety, security and vacation satisfaction of passengers and causing damage to ships, which could cause the modification of itineraries or cancellation of a cruise or series of cruises;

•	our ability to attract and retain qualified shipboard crew, maintain good relations with employee unions and maintain or renegotiate our collective bargaining agreements on favorable terms;

•	changes in other operating costs such as crew, insurance and security costs;

•	the continued availability of attractive port destinations;

•	the impact of pending or threatened litigation and investigations;

•	the impact of changes in our credit ratings;

•	changes involving the corporate, tax, environmental, health, safety, security and other regulatory regimes in which we operate;

•	the impact of any future changes relating to how travel agents sell and market our cruises;

•	the impact of any future increases in the price of, or major changes or reduction in, commercial airline services;

•	the impact of delays, costs and other factors resulting from emergency ship repairs as well as scheduled maintenance, repairs and refurbishment of our ships;

•	disruptions to our software and other information technology systems;

•	the implementation of regulations in the U.S. requiring U.S. citizens to obtain passports for travel to additional foreign destinations; and

•	the impact of weather and natural disasters.

The above examples are not exhaustive and new risks emerge from time to time. We undertake no obligation to publicly update or revise any “forward-looking” statements, whether as a result of new information, future events or otherwise. Such “forward-looking” statements are based on our current beliefs, assumptions, expectations, estimates and projections regarding our present and future business strategies and the environment in which we will operate in the future. These “forward-looking” statements speak only as of the date of this report. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any “forward-looking” statement contained herein to reflect any change in our expectations with regard thereto or any change of events, conditions or circumstances on which any such statement was based.

The interim consolidated financial information should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2008, which are included in our most recently filed Annual Report on Form 20-F.

Terminology and Non-GAAP Financial Measures

Capacity Days represents double occupancy per cabin multiplied by the number of cruise days for the period.

Gross Cruise Costs represents the sum of total cruise operating expenses and marketing, general and administrative expenses.

Gross Yields represents total revenues per Capacity Day.

Net Revenues represents total revenues less commissions, transportation and other expenses and onboard and other expenses.

Net Yields represents Net Revenues per Capacity Day.

Net Cruise Costs represents Gross Cruise Costs less commissions, transportation and other expenses and onboard and other expenses.

Passenger Cruise Days represents the number of passengers carried for the period, multiplied by the number of days in their respective cruises.

Occupancy Percentage, in accordance with cruise industry practice, represents the ratio of Passenger Cruise Days to Capacity Days. A percentage in excess of 100% indicates that three or more passengers occupied some cabins.

Berths, in accordance with cruise industry practice, are determined based on double occupancy per cabin even though many cabins can accommodate three or more passengers.

We use certain non-GAAP financial measures, such as Net Revenues, Net Yields and Net Cruise Costs to enable us to analyze our performance. We utilize Net Revenues and Net Yields to manage our business on a day-to-day basis and believe that it is the most relevant measure of our revenue performance because it reflects the revenues earned by us net of significant variable costs and is commonly used in the cruise industry to measure revenue performance. In measuring our ability to control costs in a manner that positively impacts net income (loss), we believe changes in Net Cruise Costs and Net Cruise Costs Excluding Fuel to be the most relevant indicators of our performance and are commonly used in the cruise industry as a measurement of costs. We have not provided a quantitative reconciliation of projected Gross Yields to projected Net Yields and projected Gross Cruise Costs to projected Net Cruise Costs due to the significant uncertainty in projecting the costs deducted to arrive at these measures. Accordingly, we do not believe that reconciling information for such projected figures would be meaningful. Our use of non-GAAP financial measures may not be comparable to other companies within our industry.

Please see a historical reconciliation of these measures to items in our consolidated financial statements below.

Overview

Revenues from our cruise and cruise-related activities are categorized by us as “passenger ticket revenues” and “onboard and other revenues.” Passenger ticket revenues and onboard and other revenues vary according to the size of the ship in operation, the length of cruises operated and the markets in which the ship operates. Our revenues are seasonal based on demand for cruises. Historically, demand for cruises has been strongest during the summer months.

Passenger ticket revenues primarily consist of revenues for accommodations, meals in certain restaurants on the ship, certain onboard entertainment, and include revenues for service charges and air and land transportation to and from the ship, to the extent passengers purchase those items from us. Passenger ticket revenues are generally collected from passengers prior to their departure on the cruise.

Onboard and other revenues consist of revenues primarily from shore excursions, food and beverage sales, gaming, retail sales and spa services. We record onboard revenues from onboard activities we perform directly or that are performed by independent concessionaires, from which we receive a percentage of their revenues.

Our cruise operating expenses are classified as follows:

•

Commissions, transportation and other expenses consist of direct costs associated with passenger ticket revenues. These costs include travel agent commissions, air and other transportation expenses, credit card fees, and certain port expenses.

•

Onboard and other expenses consist of direct costs that are incurred primarily in connection with onboard and other revenues. These costs include costs incurred in connection with shore excursions, beverage sales, retail and sales of travel protection for vacation packages.

•	Payroll and related expenses consist of the cost of wages and benefits for shipboard employees.

•	Fuel expenses include fuel costs, the impact of certain fuel hedges and fuel delivery costs.

•	Food expenses consist of food costs for passengers and crew.

•	Other operating expenses consist of repairs and maintenance (including dry-docking costs), ship insurance, ship charter costs and other ship expenses.

Summary

The following table presents operating data as a percentage of revenues:

	Three months ended March 31,
	2009	2008
Revenues
Passenger ticket revenues	66.7%	70.1%
Onboard and other revenues	33.3%	29.9%

Total revenues	100.0%	100.0%

Cruise operating expenses
Commissions, transportation and other	15.8%	16.7%
Onboard and other	8.3%	8.8%
Payroll and related	19.4%	20.6%
Fuel	7.7%	13.1%
Food	7.1%	5.8%
Other operating	14.8%	13.5%

Total cruise operating expenses	73.1%	78.5%
Marketing, general and administrative expenses	14.9%	14.7%
Depreciation and amortization expenses	9.0%	7.8%

Total operating expenses	97.0%	101.0%

Operating income (loss)	3.0%	(1.0)%

Non-operating income (expenses)
Interest income	0.1%	0.1%
Interest expense, net of capitalized interest	(6.0)%	(9.3)%
Other income (expenses), net	4.1%	(18.1)%

Total non-operating expenses	(1.8)%	(27.3)%

Net income (loss)	1.2%	(28.3)%

The following table sets forth selected statistical information:

	Three months ended March 31,
	2009	2008
Passengers Carried	332,961	309,034
Passenger Cruise Days	2,263,459	2,455,290
Capacity Days	2,117,520	2,307,929
Occupancy Percentage	106.9%	106.4%

Gross Yields and Net Yields were calculated as follows (in thousands, except Capacity Days and Yields):

	Three months ended March 31,
	2009	2008
Passenger ticket revenues	$283,148	$358,534
Onboard and other revenues	141,307	153,039

Total revenues	424,455	511,573
Less:
Commissions, transportation and other	66,949	85,343
Onboard and other	35,436	45,006

Net Revenues	$322,070	$381,224

Capacity Days	2,117,520	2,307,929
Gross Yields	$200.45	$221.66
Net Yields	$152.10	$165.18

Gross Cruise Costs and Net Cruise Costs were calculated as follows (in thousands, except Capacity Days and per Capacity Day data):

	Three months ended March 31,
	2009	2008
Total cruise operating expenses	$310,250	$401,774
Marketing, general and administrative expenses	63,303	74,978

Gross Cruise Costs	373,553	476,752
Less:
Commissions, transportation and other	66,949	85,343
Onboard and other	35,436	45,006

Net Cruise Costs	$271,168	$346,403

Capacity Days	2,117,520	2,307,929
Gross Cruise Costs per Capacity Day	$176.41	$206.57
Net Cruise Costs per Capacity Day	$128.06	$150.09

Three months ended March 31, 2009 compared to three months ended March 31, 2008

Revenues

Net Revenues decreased 15.5% in 2009 compared to 2008 primarily due to a 7.9% decrease in Net Yields and an 8.3% decrease in Capacity Days. The decrease in Net Yields in 2009 was primarily the result of a decrease in passenger ticket pricing due to reduced consumer demand. This decrease was partially offset by a slight increase in Net Yields pertaining to onboard and other revenues primarily due to increased revenues from our gaming operations and specialty restaurants. The decrease in Capacity Days was the result of the departure of Marco Polo and Norwegian Dream which left the fleet upon expiration of the relevant charter agreements in March 2008 and November 2008, respectively. Gross Yields decreased 9.6% in 2009 compared to 2008 primarily due to the decrease in Net Yields.

Expenses

Net Cruise Costs decreased 21.7% in 2009 compared to 2008, primarily due to a 14.7% decrease in Net Cruise Costs per Capacity Day. Net Cruise Costs per Capacity Day decreased primarily due to lower fuel expenses and lower payroll and related expenses. Average fuel costs, including the impact of fuel swaps in 2008, decreased 43.3% to $298 per metric ton in 2009 from $526 per metric ton for the same period in 2008. Lower payroll and related expenses, per Capacity Day, resulted from the impact of the re-flagging and redeployment of Pride of Hawai’i and Pride of Aloha from our Hawaii market to our international fleet. Gross Cruise Costs per Capacity Day decreased 14.6%.

Depreciation and amortization expenses decreased 4.5% in 2009 compared to 2008 primarily due to the transfer of Norwegian Sky to Star Cruises in January 2009.

Interest expense, net of capitalized interest, decreased to $25.4 million in 2009 from $47.7 million in 2008 primarily due to lower average interest rates partially offset by an increase in the outstanding balance of our long-term debt. In 2008, $240.2 million of our $250.0 million, 10 5/8% Senior Notes (“Notes”) were tendered to us resulting in a write-off of $6.8 million of unamortized loan fees which was included in interest expense. Other income (expenses), net improved to a $17.3 million gain in 2009 from a $92.7 million loss in 2008. In 2009, the gain was primarily due to foreign currency translation gains of $15.4 million. In 2008, the loss was primarily due to foreign currency translation losses of $92.5 million.

Liquidity and capital resources

Net cash provided by (used in) operating activities was $4.1 million and ($59.2) million, for the three months ended March 31, 2009 and 2008, respectively. The changes in cash provided by (used in) operating activities were primarily due to timing differences in cash payments relating to operating assets and liabilities.

Net cash used in investing activities, primarily consisting of additions to property and equipment, was $56.1 million and $19.6 million for the three months ended March 31, 2009 and 2008, respectively. The additions were primarily related to payments for ships under construction and shoreside and shipboard capital projects.

Cash provided by financing activities was $17.7 million and $71.5 million for the three months ended March 31, 2009 and 2008, respectively. Cash provided by financing activities in 2009 was primarily due to transactions with an Affiliate and draw downs on our senior secured revolving credit facilities which were partially offset by repayments of these facilities and payments on other outstanding loans, for an aggregate net amount of $18.7 million. In 2009, we made payments of loan arrangement fees of $1.0 million in connection with amendments of our debt agreements. Cash provided by financing activities in 2008 was primarily due to proceeds from the issuance of shares in connection with the Apollo transaction of $948.3 million. In 2008, repayments on our senior secured revolving credit facilities and payments on other outstanding loans were partially offset by draw downs of these facilities, for an aggregate net amount of $637.8 million. In 2008, $240.2 million of our Notes were tendered to us resulting in $9.8 million of Notes outstanding.

Capitalized interest decreased to $2.6 million in 2009 from $3.8 million in 2008 primarily due to a lower level of investment in ships under construction.

Future capital commitments

Future capital commitments consist of contracted commitments and future expected capital expenditures necessary for operations. As of March 31, 2009, we anticipate that capital expenditures will be approximately $169.7 million, $953.1 million and $70.0 million for the years ending December 31, 2009, 2010 and 2011, respectively, based on the Euro/U.S. exchange rate as of March 31, 2009.

Norwegian Epic is under construction and will add approximately 4,200 berths to our fleet with anticipated delivery in the second quarter of 2010. The aggregate cost of Norwegian Epic, based on the Euro/U.S. dollar exchange rate as of March 31, 2009, is approximately $1.2 billion. As of March 31, 2009, we have capitalized costs of $198.5 million for Norwegian Epic and the remaining cost is subject to fluctuations in the Euro/U.S. dollar exchange rate.

Other

As a routine part of our business, depending on market conditions, exchange rates, pricing and our strategy for growth, we regularly consider opportunities to enter into contracts for the building of additional ships. We may also consider the sale of ships, potential acquisitions and strategic alliances. If any of these were to occur, they may be financed through the incurrence of additional indebtedness, through cash flows from operations, or through the issuance of debt, equity or equity-related securities.

Funding sources

As of March 31, 2009, our liquidity was $153.5 million consisting of $151.4 million in cash and cash equivalents and $2.1 million available to draw down under our senior secured revolving credit facilities.

We have export credit financing in place for Norwegian Epic which cannot exceed $878.3 million, based on the Euro/U.S. dollar exchange rate as of March 31, 2009.

Our debt agreements contain covenants that require us, among other things, to maintain a minimum level of liquidity, limit our net funded debt-to-capital ratio, maintain certain other ratios and restrict our ability to pay dividends. Our ships and substantially all other property and equipment are pledged as collateral for our debt. We were in compliance with these covenants as of March 31, 2009.

The impact of changes in world economies and especially the global credit markets has created a challenging environment and may reduce consumer demand for cruises and adversely affect our counterparty credit risks. Should this environment continue to deteriorate, this could adversely impact our business, financial condition and results of operations.

We amended certain terms of substantially all of our debt agreements which were reflected as of March 31, 2009. The amended terms include the extension of the maturity of the $800.0 million Facility from July 2010 to January 2012. Also, the amended terms include the deferral of principal amortization through December 2010, accelerated principal payments if we reach certain liquidity thresholds and certain other additional covenants. In April 2009, the amendments were finalized, and our shareholders contributed an aggregate of $100.0 million of equity.

We believe our cash on hand, expected future operating cash inflows, additional borrowings under existing credit facilities and our ability to issue debt securities or raise additional equity, including capital contributions, will be sufficient to fund operations, debt payment requirements, capital expenditures and maintain compliance with debt covenants under our debt agreements over the next twelve-month period. There is no assurance that cash flows from operations and additional financings will be available in the future to fund our future obligations.

Our credit card processors have required collateral based on a reasonable level of advanced credit card sales which are processed in the normal course of our business. As of March 31, 2009, an aggregate of $27.1 million of such collateral is included in “other assets”

in our consolidated balance sheet. We will present additional collateral in the form of cash and/or letter of credit. In addition, we will provide second liens on certain of our ships as additional collateral.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NCL Corporation Ltd.

By:	/s/ Kevin M. Sheehan
Name:	KEVIN M. SHEEHAN
Title:	Chief Executive Officer and Chief Financial Officer

Date: May 14, 2009